UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hims & Hers Health, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

433000 106

(CUSIP Number)

Jennifer Mariska

Forerunner Ventures

1 Letterman Dr.

Building C, Suite C5-100

San Francisco, CA 94129

(415) 500-6618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 433000 106	Schedule 13D	Page 2 of 8 Pages

(1)	Names of reporting persons Forerunner Ventures GP III, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 9,756,893 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 9,756,893 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 9,756,893 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 4.9% (2)
(14)	Type of reporting person (see instructions): OO

(1)            Consists of: (i) 828,869 shares of Class A Common Stock (including 73,745 Earn Out Shares, as defined herein) held directly by Forerunner Builders II, L.P. (“FBII”) and (ii) 8,928,024 shares of Class A Common Stock (including 794,335 Earn Out Shares) held directly by Forerunner Partners III, L.P. (“FPIII”). Forerunner Ventures GP III, LLC (“Forerunner Ventures GP III”) is the general partner of FBII and FPIII and may be deemed to share voting and dispositive power over the shares held by FBII and FPIII. The dispositive power with respect to such shares is limited in accordance with the provisions of the Amended and Restated Investors’ Rights Agreement, as described in Item 6 hereof and the dispositive power of the Earn Out Shares (as defined herein) is further subject to the Earn Out Conditions (as defined herein), as described in Item 3 hereof.

(2)            Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 200,082,691 shares of Class A Common Stock outstanding as of February 24, 2023, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on February 27, 2023.

CUSIP No. 433000 106	Schedule 13D	Page 3 of 8 Pages

(1)	Names of reporting persons Forerunner Builders II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 828,869 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 828,869 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 828,869 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 0.4% (2)
(14)	Type of reporting person (see instructions): PN

(1)            Consists of 828,869 shares of Class A Common Stock (including 73,745 Earn Out Shares) held directly by FBII. The dispositive power with respect to such shares is limited in accordance with the provisions of the Amended and Restated Investors’ Rights Agreement, as described in Item 6 hereof and the dispositive power of the Earn Out Shares (as defined herein) is further subject to the Earn Out Conditions (as defined herein), as described in Item 3 hereof.

(2)            Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 200,082,691 shares of Class A Common Stock outstanding as of February 24, 2023, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on February 27, 2023.

CUSIP No. 433000 106	Schedule 13D	Page 4 of 8 Pages

(1)	Names of reporting persons Forerunner Partners III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 8,928,024 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 8,928,024 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 8,928,024 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 4.5%(2)
(14)	Type of reporting person (see instructions): PN

(1)            Consists of 8,928,024 shares of Class A Common Stock (including 794,335 Earn Out Shares) held directly by held FPIII. The dispositive power with respect to such shares is limited in accordance with the provisions of the Amended and Restated Investors’ Rights Agreement, as described in Item 6 hereof and the dispositive power of the Earn Out Shares (as defined herein) is further subject to the Earn Out Conditions (as defined herein), as described in Item 3 hereof.

(2)             Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 200,082,691 shares of Class A Common Stock outstanding as of February 24, 2023, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on February 27, 2023.

CUSIP No. 433000 106	Schedule 13D	Page 5 of 8 Pages

(1)	Names of reporting persons Kirsten Green
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 19,589 (1)
	(8)	Shared voting power: 9,756,893 (2)
	(9)	Sole dispositive power: 19,589 (1)
	(10)	Shared dispositive power: 9,756,893 (2)
(11)	Aggregate amount beneficially owned by each reporting person: 9,776,482 (1) (2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 4.9% (3)
(14)	Type of reporting person (see instructions): IN

(1)            Includes: (i) 17,140 shares held directly by Kirsten Green and (ii) 2,449 shares issuable to Ms. Green within 60 days of the date of this filing upon the vesting of restricted stock units.

(2)            Includes: (i) 828,869 shares of Class A Common Stock (including Earn Out Shares) beneficially owned by FBII and (ii) 8,928,024 shares of Class A Common Stock (including Earn Out Shares) held directly by FPIII. Forerunner Ventures GP III is the general partner of FBII and FPIII. Kirsten Green and Eurie Kim are the managing members of Forerunner Ventures GP III and may be deemed to share voting and dispositive power over the shares held by FBII and FPIII. The dispositive power with respect to such shares is limited in accordance with the provisions of the Amended and Restated Investors’ Rights Agreement, as described in Item 6 hereof and the dispositive power of the Earn Out Shares (as defined herein) is further subject to the Earn Out Conditions (as defined herein), as described in Item 3 hereof.

(3)            Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 200,082,691 shares of Class A Common Stock outstanding as of February 24, 2023, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on February 27, 2023.

CUSIP No. 433000 106	Schedule 13D	Page 6 of 8 Pages

(1)	Names of reporting persons Eurie Kim
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 9,756,893 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 9,756,893 (1)
(11)	Aggregate amount beneficially owned by each reporting person: 9,756,893 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 4.9% (2)
(14)	Type of reporting person (see instructions): IN

(1)            Consists of: (i) 828,869 shares of Class A Common Stock (including Earn Out Shares) beneficially owned by FBII and (ii) 8,928,024 shares of Class A Common Stock (including Earn Out Shares) held directly by FPIII. Forerunner Ventures GP III is the general partner of FBII and FPIII. Kirsten Green and Eurie Kim are the managing members of Forerunner Ventures GP III and may be deemed to share voting and dispositive power over the shares held by FBII and FPIII. The dispositive power with respect to such shares is limited in accordance with the provisions of the Amended and Restated Investors’ Rights Agreement, as described in Item 6 hereof and the dispositive power of the Earn Out Shares (as defined herein) is further subject to the Earn Out Conditions (as defined herein), as described in Item 3 hereof.

(2)            Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 200,082,691 shares of Class A Common Stock outstanding as of February 24, 2023, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on February 27, 2023.

CUSIP No. 433000 106	Schedule 13D	Page 7 of 8 Pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed as an amendment to the statement on Schedule 13D relating to Class A Common Stock, par value $0.0001 per share of Hims & Hers Health, Inc., a Delaware corporation, as filed with the Securities and Exchange Commission (the “SEC”) on February 1, 2021 (the “Prior Schedule 13D”). All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Prior Schedule 13D. This Amendment No. 1 is being filed to report that, as of the date hereof, by virtue of the issuance of additional shares of Class A Common Stock by the Issuer subsequent to the Prior Schedule 13D and not as a result of any transactions by any Reporting Person, the Reporting Persons collectively beneficially own less than 5% of the outstanding Class A Common Stock. The Prior Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Prior Schedule 13D remains in full force and effect.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 4.9% of the outstanding shares of the Class A Common Stock, including the Earn Out Shares and shares of Class A Stock issuable within 60 days of the date of this filing upon the vesting of restricted stock units. The calculation of the percentage of the shares of Class A Common Stock beneficially owned is based on 200,082,691 shares of Class A Common Stock outstanding as of February 24, 2023, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the Securities and Exchange Commission on February 27, 2023.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Class A Common Stock included in this Schedule 13D, other than the shares of Class A Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(c) None of the Reporting Persons nor, to the best of their knowledge, any of the Listed Persons, has engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)  By virtue of an increase in the outstanding shares of Class A Common Stock and not as a result of any transaction by any Reporting Person, the Reporting Persons ceased to beneficially own greater than 5% of the outstanding Class A Common Stock on or before November 4, 2022.

CUSIP No. 433000 106	Schedule 13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	March 1, 2023

Forerunner Ventures GP III, LLC

By:	/s/ Kirsten Green
Kirsten Green, Manager

Forerunner Builders II, L.P.

By:	Forerunner Ventures GP III, LLC
Its:	General Partner

By:	/s/ Kirsten Green
Kirsten Green, Managing Director

Forerunner Partners III, L.P.

By:	Forerunner Ventures GP III, LLC
Its:	General Partner

By:	/s/ Kirsten Green
Kirsten Green, Managing Director

/s/ Kirsten Green
Kirsten Green

/s/ Eurie Kim
Eurie Kim

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)